

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

Elizabeth Ng
Chief Executive Officer
Ocean Biomedical, Inc.
55 Claverick St., Room 325
Providence, RI 02903

> **Re: Ocean Biomedical, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 1, 2023**
> **File No. 333-271392**

Dear Elizabeth Ng:

We have reviewed your amended registration statement and have the following comment. In of our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Selling Securityholders, page 212

1.   We note that your revised coverpage discloses that your are registering for resale 14,263,693 outstanding common shares and 12,050,054 common shares underlying warrants. Please revise the selling securityholder section to reflect all of these offered shares.

Please contact Arzhang Navai at 202-551-4676 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kate Bechen